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                                September 29, 2023

       Xiaoming Li
       Chief Executive Officer
       Meta Data Ltd
       Flat H 3/F, Haribest Industrial Building , 45-47 Au Pui Wan Street Sha Tin New Territories
       Hong Kong

                                                        Re: Meta Data Ltd
                                                            Annual Report on
Form 20-F for the Fiscal Year Ended August 31, 2022
                                                            Filed December 30,
2022
                                                            Response dated
August 16, 2023
                                                            File No. 001-38430

       Dear Xiaoming Li:

              We have reviewed your August 16, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       August 10, 2023 letter.

       Response Letter dated August 16, 2023

       Transfers Between Our Company and Our Subsidiaries, page 1

   1. We note your response to comment 1, as well as your revised disclosure. Please revise to identify the particular
entities that transferred and received the relevant cash transfers that you quantify.
 Xiaoming Li
FirstName LastNameXiaoming Li
Meta Data Ltd
Comapany 29,
September NameMeta
              2023 Data Ltd
September
Page 2    29, 2023 Page 2
FirstName LastName
      Please contact Brian Fetterolf at 202-551-6613 or Jennifer L pez Molina at 202-551-
3792 with any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services
cc:      Joan Wu